Room 4561

December 19, 2006

Mr. Edward L. Marney
President
Magnitude Information Systems, Inc.
1250 Route 28, Suite 309
Branchburg, New Jersey 08876

Re: Magnitude Information Systems, Inc.
Registration Statement on Form SB-2 filed November 27, 2006
File No. 333-138961

Dear Mr. Marney:

       This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

Facing Page

1.   Your registration fee table indicates that you are registering 143,774,266 shares of common stock. We note that you are combining outstanding registration statements into one prospectus pursuant to Rule 429 under the Securities Act. The number of shares in your fee table appears to be an aggregate of shares in this registration statement and your outstanding registration statements. Please revise your fee table to only register the shares you intend to register with this newly filed registration statement. Please also indicate the number of securities being brought forward by Rule 429.

Prospectus Cover Page

2.   Please confirm that the shares of outstanding registration statements being included in
        this prospectus pursuant to Rule 429 under the Securities Act reflect the current number
        of shares available for resale by your selling stockholders. Please note that if any selling
        stockholder has previously sold pursuant to your outstanding offerings, your prospectus
        should be updated to reflect the current status of shares being offered. Please further note
        that disclosure should also be updated to reflect the issuance of any shares previously
        underlying notes, options or warrants.

3.   We note your reference to various outstanding registration statements and their file
        numbers. Please revise your cover page to provide only the information required by Item
        501(a) of Regulation S-B pursuant to our plain English requirements set forth in Rule
        421(d) under the Securities Act.

Forward Looking Statements, page 10

4.   We note that you may be characterized as a penny stock issuer. As such, it is not
        appropriate for you to rely on the safe harbor afforded by the Private Securities Litigation
        Reform Act. Please see Section 27A(b)(1)(C) of the Securities Act. Please either
        eliminate the references to the legislation or expressly indicate that the safe harbor is not
        available to you.

Where You Can Find More Information, page 10

5.   Please update our contact information.

Selling Shareholders, page 13

6.   We note your disclosure on page 17 that Kellogg Capital Group is a registered broker-
        dealer. Please identify Kellogg Capital Group as an underwriter in your disclosure,
        unless the shares were acquired as transaction-based compensation for investment-
        banking services. Provide a description of the investment-banking services and the
        manner in which the compensation for the services was computed, as applicable.

7.   With respect to the selling stockholders you identify for whom you are newly registering
        shares for resale pursuant to this registration statement, please disclose whether any such
        selling stockholder is an affiliate of a registered broker-dealer. If a selling stockholder is
        an affiliate of a registered broker-dealer, please expand the prospectus disclosure to
        indicate whether such selling stockholder acquired the securities to be resold in the
        ordinary course of business. Also indicate whether at the time of the acquisition such

selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

8.   Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

9.   With respect to your disclosure regarding the shares you are registering with this registration statement, we note references to warrants, subscription agreements and settlement agreements. The filing of such agreements with your registration statement appear necessary pursuant to Item 601(b)(10) of Regulation S-B. Please file or advise us otherwise. Please further confirm that all material terms of such agreements have been discussed in your disclosure.

10.   Please reconcile your disclosure here regarding your August 2006 private placement for 30,000,000 shares with your disclosure in Item 2(a) of your Form 10-QSB for the quarter ended September 30, 2006 of a private placement for 5,000,000 shares. Please further elaborate on the warrants that your investors are entitled to and the conditions with respect to the issuance of such warrants.

11.   We note your disclosure in Note 15 to the financial statements set forth in your Form 10-QSB for the quarter ended September 30, 2006 regarding your settlement with Mr. Steven Rudnick. Such disclosure appears necessary in your registration statement pursuant to Items 404 and 507 of Regulation S-B. Please revise.

Item 26. Recent Sales of Unregistered Securities

12.   Please disclose the factual basis for your reliance on Section 4(2) of or exemptions under the Securities Act with respect to each disclosed transaction. Please disclose the exemption relied upon, if applicable, and discuss whether investors were accredited or sophisticated with access to information. Please also disclose the amount of consideration received for the securities pursuant to Item 701 of Regulation S-B.

Item 27. Exhibits

13.   We note your list of various legal opinions with reference to different registration statements. You, however, have filed only one legal opinion that relates to the shares being offered in your prospectus. Please revise your exhibit list accordingly.

14.   With reference to the legal opinion, counsel opines on all the shares that are being offered in your prospectus as validly issued, fully paid and nonassessable. We note, however, that certain shares being offered in your prospectus remain subject to issuance upon exercise of outstanding warrants, for example. Please revise as appropriate.

Item 28. Undertakings

15.   Please note that Item 512 of Regulation S-B has recently been amended. Please review and include all necessary undertakings pursuant to Item 512.

Form 10-QSB for the quarter ended March 31, 2006

Item 3. Controls and Procedures

16.   We note your reference to Rule 13a-14(c) under the Exchange Act here and in your subsequently filed Forms 10-QSB with respect to the definition of disclosure controls and procedures. Please confirm that such references are in fact intended to be to Rule 13a-15(e) under the Exchange Act. Please confirm that you will note this comment with respect to future filings.

17.   Your disclosure with respect to changes in your internal control over financial reporting does not appear to conform to the requirements set forth in Item 308(c) of Regulation S-B. Your disclosure only references "significant changes" and does not address whether changes had or had not occurred during your quarter ended March 31, 2006. We note similar disclosure in your Forms 10-QSB for the quarters ended June 30, 2006 and September 30, 2006. Accordingly, with respect to each quarter please advise us whether there were "any change[s] in your internal control over financial reporting…that occurred during [your] last fiscal quarter…that has materially affected, or is reasonably likely to materially affect, [your] internal control over financial reporting." Please confirm that you will note this comment with respect to future filings.

*   *   *   *

        As appropriate, please amend your filing in response to these comments. Please respond to our comments relating to your periodic reports within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara Jacobs
Assistant Director

cc: Via Facsimile
        Joseph J. Tomasek, Esq.
        77 North Bridge Street
        Somerville, New Jersey 08876
        Facsimile: (908) 429-0400